Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 15, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 15, 2007, entitled "Statoil’s share saving plan ".

Statoil’s share saving plan

On behalf of Statoil (OSE:STL, NYSE:STO), DnB NOR has on 15 June 2007 purchased 251,000 shares for use in the group’s share saving plan.

The shares have been acquired at a price of NOK 173.30 per share. Before distribution to the employees, the share saving plan has 1,590,111 shares.

Disclaimer:
This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C.  20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.

STATOIL ASA (Registrant)
Dated: June 15, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer